Filed Pursuant to Rule 424(b)(3)

Registration No. 333-249981

PROSPECTUS SUPPLEMENT NO. 12

(to Prospectus dated December 9, 2020)

Fisker Inc.

Up to 133,785,596 Shares of Class A Common Stock

Up to 27,760,000 Shares of Class A Common Stock Issuable Upon Exercise of Warrants

Up to 9,360,000 Warrants

This prospectus supplement supplements the prospectus dated December 9, 2020 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-249981). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 5, 2021 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of up to an aggregate of up to 27,760,000 shares of our Class A Common Stock, $0.00001 par value per share (“Class A Common Stock”), which consists of (i) up to 9,360,000 shares of Class A Common Stock that are issuable upon the exercise of 9,360,000 warrants (the “Private Warrants”) originally issued in a private placement in connection with the IPO (as defined in the Prospectus) of Spartan Energy Acquisition Corp. (“Spartan”), at an exercise price of $11.50 per share of Class A Common Stock, and (ii) up to 18,400,000 shares of Class A Common Stock that are issuable upon the exercise of 18,400,000 warrants (the “Public Warrants” and, together with the Private Warrants, the “Warrants”) originally issued in the IPO of Spartan, at an exercise price of $11.50 per share of Class A Common Stock.

The Prospectus and this prospectus supplement also relates to the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”) of up to 133,785,596 shares of Class A Common Stock, including (i) 28,356,906 shares of Class A Common Stock issued pursuant to the Business Combination Agreement (as defined in the Prospectus) as Merger Consideration (as defined in the Prospectus), (ii) 13,358,824 Conversion Shares (as defined in the Prospectus), (iii) 9,360,000 shares of Class A Common Stock that may be issued upon exercise of the Private Warrants, (iv) 13,235,412 Executive Shares (as defined in the Prospectus), (v) up to 19,474,454 shares of Class A Common Stock that may be issued upon exercise of 19,474,454 warrants originally issued in a private placement to Magna International Inc. in connection with entering into a cooperation agreement, at an exercise price of $0.01 per share of Class A Common Stock (the “Magna Warrants”), and (vi) 50,000,000 PIPE Shares (as defined in the Prospectus).

Our Common Stock is listed on the New York Stock Exchange under the symbol “FSR”. On August 4, 2021, the closing price of our Class A Common Stock was $14.77. Our Public Warrants were formerly listed on the NYSE under the symbol “FSR WS.” On April 19, 2021, we redeemed all of the outstanding Public Warrants and the NYSE filed a Form 25-NSE with respect to the Public Warrants; the formal delisting of the Public Warrants became effective ten days thereafter.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

See the section entitled “Risk Factors” beginning on page 8 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 5, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 5, 2021

Fisker Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-38625	82-3100340
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1888 Rosecrans Avenue

Manhattan Beach, California 90266

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (833) 434-7537

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A Common Stock, par value of $0.00001 per share	FSR	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02.	Results of Operations and Financial Condition

On August 5, 2021, Fisker Inc. (the “Company”) issued a press release announcing its financial results for the second quarter ended June 30, 2021. The full text of the press release issued in connection with the announcement is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

The information set forth in this Item 2.02 (including Exhibit 99.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Item 9.01	Financial Statements and Exhibits.

(d)	List of Exhibits.

Exhibit No.	Description

99.1	Press Release dated August 5, 2021

104	Cover Page Interactive Data File (formatted as Inline XBRL).

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 5, 2021	FISKER INC.

	By:	/s/ Geeta Gupta
Dr. Geeta Gupta Chief Financial Officer and Chief Operating Officer

3

Exhibit 99.1

Fisker Inc. Announces Second Quarter 2021 Financial Results

AUGUST 5, 2021

•	Q2 2021 operating results consistent with company expectations. Cash balance of $962 million as of June 30, 2021.

•	Fisker Ocean development remains on-track for expected November 17, 2022 start-of-production and full ramp up production volume reaching over 5,000 assembled units per month during 2023.

•

Fisker PEAR development accelerating. Collaboration of Fisker team in US and Hon Hai Technology Group (Foxconn) and its affiliates in Taiwan are making progress on concept engineering of the FP28 platform and PEAR vehicle.

•	Fisker’s unique asset-light strategy and capable partners enable the company to work on multiple platforms and vehicles concurrently to achieve sequential future product launches.

LOS ANGELES, CA — (August 5, 2021) — Fisker Inc. (NYSE: FSR) (“Fisker”) — passionate creator of the world’s most sustainable electric vehicles and advanced mobility solutions — today announced its financial results for the second quarter ended June 30, 2021.

“We continued making steady progress in Q2 2021 on our key priorities — appealing product, product lifetime profitability, on-time start of production, and streamlined program costs,” stated Henrik Fisker, Chairman and Chief Executive Officer of Fisker. “Fisker has grown significantly and our experienced team is consistently delivering to the planned engineering and supply chain timelines for the Fisker Ocean. We have now finalized the Ocean specifications list that is expected to offer benchmark performance and compelling features and attributes across the entire price range. We are excited to unveil the Fisker Ocean at the L.A. Auto Show on November 17, 2021.”

“We remain focused on delivering our asset-light strategy and unique business model, progressing with our partners to further the concurrent development of two vehicle platforms and plans for sequential vehicle launches,” Fisker continued.

Second Quarter 2021 Business Highlights:

•

Executed a Long-Term Manufacturing Agreement with Magna Steyr for Fisker Ocean production, which includes an expected firm start of production date of November 17, 2022 and a detailed ramp up plan reaching production capacity of over 5,000 vehicles per month during 2023.

•

Expanded internal capability in safety, certification, homologation and testing. This includes a detailed plan for Fisker Ocean development mules (a testbed vehicle equipped with prototype components), prototypes, and pre-production vehicles for globally certified platforms and vehicles.

•	Set up joint program offices between Fisker and Magna Steyr in Graz, Austria for seamless execution of development, tooling and prototyping of the Fisker Ocean.

•	Entered into a significant supplier nomination phase for the Fisker Ocean, with key suppliers committed to the timing plan for November 17, 2022 start of production — and subsequent ramp-up in 2023.

•

Developed an extensive marketing plan for both U.S. and Europe commencing in November 2021 concurrent with the unveiling of the Fisker Ocean production vehicle at Los Angeles Auto Show, followed by the European debut at Geneva Motor Show in February 2022.

•	Ramped up development work on Fisker’s second platform and vehicle (Fisker PEAR), a joint investment program with Foxconn.

•

Engineering and purchasing teams continue to strategically identify components that can be shared across the two platforms. Clear synergies defined so far are central interior display, centralized processors, Fisker cloud and software, various body components, and our expanded in-house capabilities in testing and validation, with more expected to come. This cross-platform sharing is expected to create supply-chain advantages for both programs, building long-term supplier and component synergies based on high volume in the electric vehicle segment.

•

Announced our goal to produce a climate-neutral vehicle by 2027, three years ahead of the most near-term targets of automotive peers. Additionally, Fisker is tracking progress on dozens of ESG-related deliverables intended to deliver on this goal and more near-term commitments.

•

$962 million of cash and cash equivalents at quarter-end was substantially above internal expectations due to lower-than-expected Capital Expenditures in the quarter. While total expected program spending has not materially changed, we’ve focused on negotiating more favorable milestone-based payment triggers and, as a result, this has moved certain expected payments to Q3 and also driven a 9% reduction to the overall 2021 capital expenditure outlook.

Recent Updates:

•

Affirming the expected timing plan for Fisker Ocean start-of-production. This is based on rigorous sourcing activity, a comprehensive prototype and testing plan, and entrance into a detailed manufacturing agreement that incorporates full planning and launch phase to SOP and a seamless ramp-up to high-volume production at Magna’s world-class manufacturing facility in Europe which is on target to be carbon-neutral in 2022.

•	Recruitment continues at an accelerated pace, with headcount rising to 236 full-time employees as of August 2, 2021, up from 170 as of March 31, 2021 and 101 as of December 31, 2020.

•

Fisker intends to implement an enhanced, goal-oriented performance incentive program for employees intended to further align and incentivize all Fisker team members behind the shared goal of achieving timely SOP and the 2023 ramp-up production targets of the Fisker Ocean.

•

Reservations are approaching 17,500 as of August 2, 2021 (net of cancellations), including 1,400 fleet reservations. Reservations growth is steady and expected to accelerate once the production-intent version of Fisker Ocean is unveiled at L.A. Auto Show on November 17, 2021, a vehicle configurator is added to the Fisker app, and post-unveil marketing campaigns begin. Fisker continues to target 25,000 reservations by 2021 year-end.

•

Announced a $10 million PIPE investment and a partnership with Allego, a leading E.V. charging network provider with over 12,000 locations across 12 European countries. The unique partnership will enable customers buying or leasing a Fisker Ocean between Jan 1, 2023 and March 31, 2024 to benefit from one year of free charging (from original date of registration) on the Allego network. The two companies will also work on Fisker app integration and a seamless “plug and charge” experience. This partnership will give Fisker a unique competitive advantage to serve its customers with a hassle-free public charging experience.

•

Announced the selection of Bridgestone as exclusive supplier of custom-engineered 20” and 22” tires to the Fisker Ocean, with the larger size tuned to the elevated performance requirements of the higher power versions of Ocean. The desire of Bridgestone to custom-design products for Fisker is another proof-point of the supply chain’s belief in Fisker’s business model, sustainability-forward brand, and ability to generate strong demand.

•	Announced Global Brand Experience Center roll-out strategy; multiple locations in the U.S. and Europe confirmed for 2022, with inaugural center opening in Los Angeles in the first half of 2022.

Second Quarter 2021 Financial Highlights:

•	Cash and cash equivalents of $962 million as of June 30, 2021 and zero debt.

•	Loss from operations totaled $53.1 million, including $2.2 million of stock-based compensation expense.

•	Net loss totaled $46.2 million and $0.16 loss per share.

•	Net cash used in operating activities totaled $28.1 million and cash paid for capital expenditures totaled $0.3 million.

•	Weighted average shares outstanding totaled 295.3 million for the quarter.

2021 Business Outlook

The following information reflects Fisker’s expectations for key non-GAAP operating expenses and capital expenditures for the full-year 2021. We are now projecting the total of these items to be within a a range of $490 million to $530 million compared to our prior expectation of $450 million to $510 million. The increase is related to the refinement of expectations for R&D spending on prototype activities in 2021, driven by test and validation needs in areas with more advanced technology than the original plan (such as ADAS, Powertrain and UI/UX), the addition of in-house capabilities that will benefit Ocean and future programs (i.e. virtual validation software tools, headcount), and enhanced virtual and physical testing to account for recently tightened Euro NCAP and IIHS safety regulations.

Expense item	USD, millions
Research & Development (Non-GAAP)[1]	260 - 280
Selling, General, and Administrative (Non-GAAP)[1]	35 - 40

Total Operating Expenses (Non-GAAP)[1]	295 - 320

Capital Expenditures	195 - 210

[1]

Excludes stock-based compensation expense. A reconciliation to the corresponding GAAP amount is not provided as the quantification of stock-based compensation excluded from the non-GAAP measure, which may be significant, cannot be reasonably calculated or predicted without unreasonable efforts. The Non-GAAP adjustment for stock-based compensation expense requires additional inputs such as number of shares granted and market price volatilities that are not currently ascertainable.

Conference Call Information

Fisker Inc. will host a conference call to discuss the results at 2:00 p.m. Pacific Time (5:00 p.m. Eastern Time) today, August 5, 2021. The live audio webcast, along with supplemental information, will be accessible on the Company’s Investor Relations website at https://investors.fiskerinc.com. A recording of the webcast will also be available following the conference call.

Use of Non-GAAP Financial Measures (Unaudited)

This press release and the accompanying tables references certain non-generally accepted accounting principles in the United States (GAAP) financial measures, including non-GAAP adjusted loss from operations, non-GAAP selling, general, and administrative expense, non-GAAP research and development expense and non-GAAP total operating expenses. These non-GAAP financial measures differ from their directly comparable GAAP financial measures due to adjustments made to exclude stock-based compensation expense. None of these non-GAAP financial measures is a substitute for or superior to measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to any other performance measures derived in accordance with GAAP.

The Company believes that presenting these non-GAAP financial measures provides useful supplemental information to investors about the Company in understanding and evaluating its operating results, enhancing the overall understanding of its past performance and future prospects, and allowing for greater transparency with respect to key financial metrics used by its management in financial and operational-decision making. However, there are a number of limitations related to the use of non-GAAP measures and their nearest GAAP equivalents. For example, other companies may calculate non-GAAP measures differently, or may use other measures to calculate their financial performance, and therefore any non-GAAP measures the Company uses may not be directly comparable to similarly titled measures of other companies. Therefore, both GAAP financial measures of Fisker’s financial performance and the respective non-GAAP measures should be considered together. Please see the reconciliation of non-GAAP financial measures to the most directly comparable GAAP measure in the tables below.

Disclosure Information

Fisker uses the investor relations section on its website as a means of complying with its disclosure obligations under Regulation FD. It also uses various social media channels as a means of disclosing information about the company and its products to its customers, investors and the public (e.g., @fiskerinc, @fiskerofficial, #fiskerinc, #henrikfisker and #fisker on Twitter, Facebook, Instagram, YouTube, TikTok and LinkedIn). Accordingly, investors should monitor Fisker’s investor relations website and social media channels in addition to following Fisker’s press releases, SEC filings, and public conference calls and webcasts.

About Fisker Inc.

California-based Fisker Inc. is revolutionizing the automotive industry by developing the most emotionally desirable and eco-friendly electric vehicles on Earth. Passionately driven by a vision of a clean future for all, the company is on a mission to become the No. 1 e-mobility service provider with the world’s most sustainable vehicles. To learn more, visit www.Fiskerinc.com – and enjoy exclusive content across Fisker’s social media channels: Facebook, Instagram, Twitter, YouTube and LinkedIn. Download the revolutionary new Fisker mobile app from the App Store or Google Play store.

Forward-Looking Statements

This press release includes forward-looking statements, which are subject to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as “feel,” “believes,” expects,” “estimates,” “projects,” “intends,” “should,” “is to be,” or the negative of such terms, or other comparable terminology and include, among other things, the quotations of our Chief Executive Officer and statements regarding the Company’s future performance under “2021 Business Outlook,” the reported financial results for the second quarter, which are subject to completion of the Company’s internal review, and other future events that involve risks and uncertainties. Such forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, which could cause actual results to differ materially from the forward-looking statements contained herein due to many factors, including, but not limited to: the completion of procedures and controls associated with Fisker’s year-end financial reporting, including all the customary reviews, audit and approvals; Fisker’s limited operating history; Fisker’s ability to enter into additional agreements, as necessary, with Magna, Foxconn, or other original equipment manufacturers (“OEMs”) or tier-one suppliers in order to execute on its business plan; the risk that OEM and supply partners do not meet agreed upon timelines or experience capacity constraints; Fisker may experience significant delays in the design, manufacture, regulatory approval, launch and financing of its vehicles; Fisker’s ability to execute its business model, including market acceptance of its planned products and services; Fisker’s inability to retain key personnel and to hire additional personnel; competition in the electric vehicle market; Fisker’s inability to develop a sales distribution network; the ability to protect its intellectual property rights; and those factors discussed in Fisker’s Annual Report on Form 10-K/A, and any subsequent Quarterly Reports on Form 10-Q under the heading “Risk Factors,” filed with the Securities and Exchange Commission (the “SEC”) and other reports and documents Fisker files from time to time with the SEC. Any forward-looking statements speak only as of the date on which they are made, and Fisker undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date of this press release.

Contact: Fisker Inc.

Dan Galves, VP, Investor Relations

dgalves@fiskerinc.com

FiskerIR@icrinc.com

Simon Sproule, SVP, Communications

310.374.6177

Fisker@GoDRIVEN360.com

Second Quarter 2021 Financial Results

Fisker Inc. and Subsidiaries

Unaudited Condensed Consolidated Statements of Operations

(amounts in thousands, except share and per share data)

Unaudited Condensed Consolidated Statements of Operations

	Three Months Ended
	June 30, 2021	March 31, 2021	June 30, 2020
Revenue	$27	$22	$—
Costs of goods sold	14	17	—

Gross margin	13	5	—

Operating costs and expenses:
General and administrative	7,908	5,832	1,103
Research and development	45,245	27,271	192

Total operating costs and expenses	53,153	33,103	1,295

Loss from operations	(53,140)	(33,098)	(1,295)

Other income (expense):
Other income (expense)	104	1,504	(53)
Interest expense	—	—	(313)
Changes in fair value - embedded derivative	6,814	(145,249)	(154)

Total other income (expense)	6,918	(143,745)	(520)

Net loss	$(46,222)	$(176,843)	$(1,815)

Basic and Diluted net loss per share	$(0.16)	$(0.63)	$(0.02)
Basic and Diluted weighted average common shares outstanding	295,275,773	279,837,563	105,433,103

Fisker Inc. and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets

(amounts in thousands, except share and per share data)

	As of:
	June 30, 2021	December 31, 2020
Current assets:
Cash and cash equivalents	$962,366	$991,158
Prepaid expenses and other current assets	23,708	9,872

Total current assets	986,074	1,001,030

Non-current assets:
Property and equipment, net	3,573	945
Right of use asset, net	20,067	2,548
Other non-current assets	1,329	1,329
Intangible asset	180,411	58,041

Total noncurrent assets	205,380	62,863

Total assets	$1,191,454	$1,063,893

Current liabilities:
Accounts payable	$30,418	$5,159
Accrued expenses	25,417	7,408
Lease liabilities (short term)	3,399	655
Founders demand note payable	—	—

Total current liabilities	59,234	13,222

Non-current liabilities:
Customer deposits	4,823	3,527
Bridge notes payable	—	—
Warrants liability	—	138,102
Lease liabilities	16,807	1,912

Total non-current liabilities	21,630	143,541

Total liabilities	80,864	156,763

Temporary equity	—	—
Stockholder’s equity (deficit)	1,110,590	907,130

Total liabilities and equity	$1,191,454	$1,063,893

Fisker Inc. and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

(amounts in thousands, except share and per share data)

	Three Months Ended June 30,
	2021	2020
Cash flows from Operating Activities
Net loss	$(46,222)	$(1,815)
Stock-based comp	2,218	52
Depreciation and Amortization	140	6
Change in fair value of embedded derivative	(6,814)	154
Change in operating assets and liabilities	21,949	(94)
Other operating activities	612	298

Net cash used in operating activities	(28,117)	(1,399)

Cash flows from Investing Activities
Purchase of property and equipment	(325)	—

Net cash used in investing activities	(325)	—

Cash flows from Financing Activities
Proceeds from issuance of bridge notes	—	2,739
Proceeds from issuance of convertible security	—	—
Proceeds from exercise of warrants / stock options	5,386	22
Proceeds from share issuance, net	—	—

Net cash provided by financing activities	5,386	2,761

Net increase / (decrease) in cash and cash equivalents	(23,056)	1,362
Cash and cash equivalents, beginning of period	985,422	2,263

Cash and cash equivalents, end of period	$962,366	$3,625

GAAP Loss from Operations to Non-GAAP Adjusted Loss from Operations

(Unaudited, amounts in thousands, except share and per share data)

	Three Months Ended
	June 30, 2021	March 31, 2021	June 30, 2020
GAAP Loss from operations	$(53,140)	$(33,098)	(1,295)
Add: stock-based compensation	2,218	817	52

Non-GAAP Adjusted loss from operations	$(50,922)	$(32,281)	$(1,243)

Source: Fisker Inc.